Exhibit 23.6

Consent of Independent Registered Public Accounting Firm
The Trustees and Shareholders
Lexington Realty Trust:

We consent to the use of our report dated February 28, 2012, with respect to the consolidated balance sheets of Net Lease Strategic Assets Fund L.P. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in partners' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
Our report dated February 28, 2012, contains an explanatory paragraph that states, in February 2012, the Partners delivered notices exercising certain purchase and sale rights available to them under the Partnership agreement.

(signed) KPMG LLP
New York, New York
August 30, 2012